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SECURITIES AND ... ...SION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Revelstone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Roswell Road, Suite 450
(No. and Street)

Atlanta	**GA**	**30328**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deric O. Cadora **(404) 303-9443**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Deric O. Cadora**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Revelstone Securities, LLC**, as of **December 31**, **2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

REVELSTONE SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2003
With Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owners
of Revelstone Securities, LLC

We have audited the accompanying statement of financial condition of Revelstone Securities, LLC as of December 31, 2003 and the accompanying statements of operations, cash flows and member's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Revelstone Securities, LLC as of December 31, 2003 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio CPA PC

RUBIO CPA PC

February 19, 2004
Atlanta, Georgia

REVELSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$ 124,689
Total assets	$ 124,689

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Loan payable to member	$ 1,370
Accrued expenses	544
Total liabilities	1,914
Member's equity	122,775
Total liabilities and member's equity	$ 124,689

The accompanying notes are an integral part of these financial statements.

REVELSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

REVENUES	
Interest income	$ 1,074
Total revenue	1,074
EXPENSES:	
Regulatory fees	2,039
Other operating expenses	2,639
Total expenses	4,678
NET INCOME (LOSS)	$ (3,604)

The accompanying notes are an integral part of these financial statements.

REVELSTONE SECURITIES, LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2002

	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	$ 395,000	$ (13,621)	$ 381,379
Distribution to Member	(275,000)	-	(275,000)
Contribution from Member	20,000	-	20,000
Net Income (Loss)	-	(3,604)	(3,604)
Balance, December 31, 2003	$140,000	$ (17,225)	$ 122,775

The accompanying notes are an integral part of these financial statements.

REVELSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (Loss)	$ (3,604)
Adjustments to reconcile net income to net cash used by operating activities:	
Decrease in deposit with clearing broker	352,832
Increase in accrued expenses	219
Decrease in prepaid expenses	250
NET CASH PROVIDED BY OPERATING ACTIVITIES	349,697
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distribution	(275,000)
Capital contributions	20,000
Repayment of loan from member	(1,630)
NET CASH USED BY FINANCING ACTIVITIES	(256,630)
NET INCREASE IN CASH	93,067
CASH AND CASH EQUIVALENTS:	
Beginning of year	31,622
End of year	$ 124,689

The accompanying notes are an integral part of these financial statements.

REVELSTONE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Revelstone Securities, LLC was organized as a Georgia Limited Liability Company in March 2002. The Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers during 2002. The Company was inactive during 2003. In prior years, the Company's business was to effect securities transactions in the Company's proprietary account.

The Company is related to an entity that provides the Company with office facilities and administrative services at a nominal cost.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying balance sheet.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank. Balances, at times may exceed federally insured limits.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $122,775, which was $22,775 more than its required net capital of $100,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company occupies office facilities provided by a related entity. In addition employee and other administrative costs are provided by the related entity at no cost to the Company. The value of the employee and administrative costs paid by the related entity were inconsequential for 2003.

REVELSTONE SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2003

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

REVELSTONE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2003

Net Capital	
Total member's equity qualified for net capital	$ 122,775
Deduction for non-allowable assets	-
Net capital before haircuts	122,775
Less haircuts	-
Net capital	122,775
Minimum net capital required	100,000
Excess capital	$ 22,775
Aggregate Indebtedness:	
Liabilities	$ 1,914
Ratio of aggregate indebtedness to net capital	.02 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2003

There was no significant difference between net capital as reported in FOCUS, Part IIA, and the accompanying financial statements.

REVELSTONE SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2003

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(1) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owner of
Revelstone Securities, LLC:

In planning and performing our audit of the financial statements of Revelstone Securities, LLC for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Revelstone Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2003 and this report does not effect our report thereon dated February 19, 2003.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 19, 2004
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC